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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 8-A

                For Registration of Certain Classes of Securities
                     Pursuant to Section 12(b) or (g) of the
                         Securities Exchange Act of 1934

                                   LANCE, INC.
             (Exact name of Registrant as specified in its charter)



           North Carolina                                      56-0292920
   ------------------------------                         -------------------
      (State of incorporation                              (I.R.S. Employer
           or organization)                               Identification No.)


      Post Office Box 32368
      Charlotte, North Carolina                                   28232
   ------------------------------                         -------------------
   (address of principal offices)                              (Zip Code)



If this form relates to the               If this form relates to the
registration of a class of securities     registration of a class of securities
pursuant to Section 12(b) of the          pursuant to Section 12(g) of the
Exchange Act and is effective pursuant    Exchange Act and is effective pursuant
to General Instruction A.(c), please      to General Instruction A.(d), please
check the following box. [ ]              check the following box. [X]


Securities Act registration statement file number to which this form relates: ________________
          (If applicable)

     Securities to be registered pursuant to Section 12(b) of the Act:


             Title of each class                Name of each exchange on which
             to be so registered:              each class is to be registered:
                Not Applicable                          Not Applicable
            ----------------------            ---------------------------------

     Securities to be Registered Pursuant to Section 12(g) of the Act:

                       Rights to Purchase Series A Junior
                   Participating Preferred Stock, $1 par value
                   -------------------------------------------
                                (Title of Class)

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Item 1.           DESCRIPTION OF SECURITIES TO BE REGISTERED.

         On July 14, 1998, the Board of Directors of the Company declared a dividend of one Right (a "Right") for each outstanding share of Common Stock of Lance, Inc. (the "Company"), par value $.83-1/3 per share (the "Common Stock"). The dividend is payable on August 3, 1998, to the stockholders of record at the close of business on August 3, 1998. Each Right entitles the registered holder to purchase from the Company one hundredth of a share of Series A Junior Participating Preferred Stock of the Company, $1 par value (the "Preferred Stock"), at a price of $100 per one hundredth of a share of Preferred Stock, subject to adjustment (the "Exercise Price"). The Rights are not exercisable until the Distribution Date referred to below. Until the Rights are exercised, the holders thereof will not have rights as stockholders of the Company, including, without limitation, the right to vote or to receive dividends. The description and terms of the Rights are set forth in the Preferred Shares Rights Agreement dated July 14, 1998 (the "Rights Agreement") between the Company and Wachovia Bank, N.A. as Rights Agent (the "Rights Agent").

         Prior to the Distribution Date, the Rights will be evidenced by and trade with the certificates for the Common Stock, together, in the case of certificates issued prior to August 3, 1998, with the letter mailed to the stockholders describing the Rights Agreement. Common Stock certificates issued after August 3, 1998 will contain a notation incorporating the Rights Agreement by reference until the Distribution Date or earlier redemption or expiration of the Rights. Rights will separate from the Common Stock and become transferable and exercisable following the tenth day (unless delayed by vote of a majority of the Company's Directors) after a person or group, excluding members of the Van Every Family, (an "Acquiring Person") (a) acquires beneficial ownership of 20% or more of the Company's Common Stock or (b) announces a tender or exchange offer, the consummation of which would result in ownership by a person or group of 20% or more of the Company's Common Stock (the "Distribution Date").

         In determining the 20% beneficial ownership under the Rights Agreement, holdings of Lance Common Stock by members of the Van Every Family are excluded, except for holdings of a member of the Van Every Family who is acting together with an outside person. As of February 2, 1998, the approximately 80 members of the Van Every Family held approximately 42% of the outstanding Common Stock of Lance.

         After the Distribution Date, the Company will mail Rights certificates to the Common stockholders and the Rights will become transferable apart from the Common Stock. Each Right (other than Rights owned by an Acquiring Person or its affiliates) will entitle the holder to purchase, for $100 (the "Exercise Price"), a fraction (initially, one hundredth) of a share of the Company's Series A Junior Participating Preferred Stock, with economic terms similar to that of one share of the Company's Common Stock having a then current market value equal to twice the Exercise Price.

         If, after the Shares Acquisition Date defined below, (a) the Company merges into another entity, (b) an acquiring entity merges into the Company, or
(c) the Company sells more than 50% of the Company's assets or earning power, each Right (other than Rights owned by an Acquiring Person or its affiliates) will entitle the holder thereof to purchase, for the Exercise Price, a number of shares of the Acquiring Person's common stock, having a then current market value equal to twice the Exercise Price (unless the transaction satisfies certain conditions and is consummated with a


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person who acquired shares pursuant to a Permitted Offer approved by the
Company's Board of Directors, in which case the Rights will expire).

         At any time after an Acquiring Person obtains 20% or more of the Company's Common Stock other than pursuant to a Permitted Offer (the "Shares Acquisition Date") and prior to the acquisition by the Acquiring Person of 50% or more of the outstanding Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person or its affiliates), in whole or in part, at an exchange ratio of one Common Share per Right (subject to adjustment). At the option of the Company's Board of Directors, at any time after the Distribution Date, outstanding Rights may be exchanged for fractional shares of Series A Junior Participating Preferred Stock. If the Company elects not to issue certificates representing fractional shares, it will requisition depositary receipts representing the fractional shares to be purchased or, in lieu thereof, payment in cash will be made based on the market price of one share of the stock issuable upon such exercise on the date of exercise.

         Rights will be redeemable at the Company's option for $.01 per Right (the "Redemption Price") at any time on or prior to the Distribution Date or such later date as may be determined by a majority of the Directors. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors of the Company in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price in cash. The Rights are not exercisable until the Distribution Date. The Rights will expire on the earliest of (a) July 14, 2008, (b) exchange or redemption of the Rights as described above, or (c) consummation of a merger or consolidation or sale of assets resulting in expiration of the Rights as described above (the "Expiration Date").

         The terms of the Rights Agreement may be amended in any respect by the Company and the Rights Agent, without the consent of the holders of the Rights, on or prior to the Distribution Date, including, without limitation, an amendment to lower the 20% thresholds, described above, including the threshold for a person becoming an Acquiring Person. In addition, the terms of the Rights Agreement may be amended at any time, prior to or after the Distribution Date, without the consent of the Rights holders in order to cure any ambiguities or to make changes which do not adversely affect the interests of the Rights holders (other than the Acquiring Person).

         The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company at the Redemption Price prior to the date ten days after the public announcement that a person or group has become the beneficial owner of 20% or more of the Common Stock.

         The Rights Agreement, specifying the terms of the Rights and including the form of the Rights Certificate, is attached hereto as an exhibit and incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such exhibit.


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Item 2.           EXHIBITS.

         The following exhibit is filed as part of the Registration Statement:

         4.1 Preferred Shares Rights Agreement dated July 14, 1998, by and between the Company and Wachovia Bank, N.A., together with the Form of Rights Certificate attached as Exhibit B thereto.



                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                    LANCE, INC.


                                    By  /s/ B. Clyde Preslar
                                      ------------------------------------------
                                            B. Clyde Preslar
                                            Vice President

Date: July 15, 1998




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